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         December 9, 2021

       Sylvester Crawford
       Chief Executive Officer
       GPL Holdings, Inc.
       433 Estudillo Avenue, Suite 206
       San Leandro, CA 94577

                                                        Re: GPL Holdings, Inc.
                                                            Amendment No. 1 to
Form 10
                                                            Filed December 6,
2021
                                                            File No. 000-56350

       Dear Mr. Crawford:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




         Sincerely,


         Division of Corporation Finance

         Office of Real Estate & Construction